

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 12, 2012

Via E-mail
Mr. Geoffrey G. Ribar
Senior Vice President and Chief Financial Officer
Cadence Design Systems, Inc.
2655 Seely Avenue, Building 5
San Jose, California 95134

      Re: **Cadence Design Systems, Inc.**
               Form 10-K for the Fiscal Year Ended December 31, 2011
               Filed February 24, 2012
               File No. 001-10606

Dear Ribar:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

               Sincerely,

               /s/ Kathleen Collins

               Kathleen Collins
               Accounting Branch Chief